Adjusted EBITDA margins have improved significantly. Our Yard Support Center continues to drive procurement savings and operational excellence across our branch network. Our operational initiatives include optimizing pricing, improving fleet utilization and maximizing working capital efficiency. As our volumes continue to grow, we expect margins to improve from the inherent operating leverage in our business. In the past, our existing branch network has supported substantially higher volumes per branch. As our end markets continue to recover, we expect to generate higher operating margins on incremental volume as we leverage our fixed costs at our existing branches. Similarly, we have made significant investments in our Yard Support Center over the past few years to prepare for significant growth in our business. As we continue to grow our volumes, we expect to gain operating leverage on that investment in the years ahead.

Capitalize on our deep customer relationships to drive sales of other products. In addition to our core product categories, wallboard, ceilings, and steel framing, we also sell our customers a wide assortment of other products, including joint compound, tools, insulation, fasteners, safety products and many others. Driving growth in these product categories is strategically important to us for three key reasons. First, by selling these product categories, we are able to better serve our customers by creating a "one-stop-shop" for everything they need to complete their jobs. Second, other products typically generate attractive margins as they are generally less price sensitive items that individually represent a relatively small portion of the total order. Further, they can be delivered on the same truck that is delivering the rest of the order or picked up at our branches, which makes the incremental cost to deliver the product very low and increases the profitability of the overall sale. Third, because these product categories represent very large markets, broadening our capabilities to sell them expands our addressable market and improves our overall growth profile. We are executing multiple strategic initiatives aimed at driving further growth of this category, including selectively introducing new products, building out and upgrading our retail showrooms across our branch network, expanding our distribution of tools and safety products, driving growth of insulation products, and further improving pricing practices.

Recent Developments

Preliminary Financial Results for the Three and Nine Months Ended January 31, 2017

Our preliminary estimated unaudited financial results as of and for the three and nine months ended January 31, 2017 are set forth below. Our estimates of results are based solely on information available to us as of the date of this prospectus and are inherently uncertain and subject to change due to a variety of business, economic and competitive risks and uncertainties, many of which are not within our control, and we undertake no obligation to update this information. Accordingly, you should not place undue reliance on this preliminary data. Our estimates contained in this prospectus are forward looking statements and may differ from actual results. Actual results remain subject to the completion of management's and the audit committee's final reviews, as well as the review by our independent registered public accountants and our other financial closing procedures. Our actual consolidated financial statements and related notes as of and for the three and nine months ended January 31, 2017 are not expected to be filed with the SEC until after this offering is completed. During the course of the preparation of our actual consolidated financial statements and related notes, additional items that would require material adjustments to the preliminary financial information presented below may be identified. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Use of Estimates" included in our Annual Report on Form 10-K for the fiscal year ended April 30, 2016 incorporated by reference in this prospectus and "Risk Factors—Risks Relating to Our Business and Industry" and "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this prospectus.

The preliminary financial data included in this prospectus have been prepared by and are the responsibility of our management. Our independent accountant, PricewaterhouseCoopers LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

These estimates are not a comprehensive statement of our financial results as of and for the three months and the nine months ended January 31, 2017, and should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates as of and for the three and nine months ended January 31, 2017 are not necessarily indicative of the results to be achieved in any future period.

As reflected below, we expect to report each of net sales, net income, gross profit and Adjusted EBITDA for the three and nine months ended January 31, 2017 as compared to the comparable prior periods.

- For the three months ended January 31, 2017, we expect to report net sales in the range of $561.5 million to $563.5 million as compared to $420.5 million for the three months ended January 31, 2016. We also expect to report net sales in the range of $1,703.0 million to $1,705.0 million for the nine months ended January 31, 2017 as compared to $1,331.0 million for the nine months ended January 31, 2016. The increase in net sales in both periods was due to an increase in wallboard volumes, an increase in sales of ceilings, steel framing and other products and to sales contributed from acquisitions. For the three months ended January 31, 2017, we expect our base business to contribute net sales in the range of $437.0 million to $438.5 million as compared to $379.1 million for the three months ended January 31, 2016. We also expect our base business to contribute net sales in the range of $1,383.0 million to $1,384.5 million for the nine months ended January 31, 2017 as compared to $1,239.4 million for the nine months ended January 31, 2016. In addition, we expect to report wallboard volume of 2,551 million square feet for the nine months ended January 31, 2017 as compared to wallboard volume of 2,027 million square feet for the nine months ended January 31, 2016. For the nine months ended January 31, 2017 we expect to report sales by product category in the following ranges, as compared to our sales by product category for the nine months ended January 31, 2016 presented below:

	Nine Months Ended January 31,		
	2017		2016
	Low	High	
	(estimated)		
	(in thousands)		
Wallboard	$ 776,000	$ 776,500	$ 622,123
Ceilings	253,250	253,750	218,951
Steel framing	273,750	274,250	203,571
Other products	400,000	400,500	286,355
Total	$1,703,000	$1,705,000	$1,331,000

- We expect to report gross profit in the range of $181.0 million to $191.0 million for the three months ended January 31, 2017 as compared to gross profit of $134.2 million for the three months ended January 31, 2016. We also expect to report gross profit in the range of $552.8 million to $562.8 million for the nine months ended January 31, 2017 as compared to $419.0 million for the nine months ended January 31, 2016. The increases in gross profit for both the three and nine month periods were due to the increases in net sales.

- We expect to report net income in the range of $7.0 million to $9.0 million for the three months ended January 31, 2017 as compared to a net loss of $2.2 million for the three months ended January 31, 2016. We also expect to report net income in the range of $33.4 million to

$35.4 million for the nine months ended January 31, 2017 as compared to net income of $3.6 million for the nine months ended January 31, 2016. Our improved financial results in both periods were driven primarily by higher sales for many of the products we distribute, as well as to the improved leverage on fixed costs. In addition, for the twelve months ended January 31, 2017, we expect net income in the range of $42.4 million to $44.4 million.

- We expect to report Adjusted EBITDA in the range of $38.7 million to $42.7 million for the three months ended January 31, 2017 as compared to $25.7 million for the three months ended January 31, 2016. We also expect to report Adjusted EBITDA for the nine months ended January 31, 2017 in the range of $134.2 million to $138.2 million as compared to $94.6 million for the nine months ended January 31, 2016. This improvement in both periods was driven by the same factors discussed above regarding net income. In addition, for the twelve months ended January 31, 2017, we expect Adjusted EBITDA, after giving effect to the impact to earnings from entities acquired during such period, from the beginning of the period presented to the date of acquisition, in the range of $192.5 million to $196.5 million. Please see below for a reconciliation of our net income (loss) to our Adjusted EBITDA for each of the foregoing periods.

- We expect to report cash and cash equivalents in the range of $10.0 million to $12.0 million as of January 31, 2017 and total debt of $612.0 million, which includes our First Lien Facility, ABL Facility and other items classified as short or long term debt on our consolidated balance sheet.

The following information as of and for the three and nine months ended January 31, 2017 sets forth our preliminary financial data. As noted above, each of the line items presented below represents preliminary estimated unaudited financial results which remain subject to the completion of management's and the audit committee's final reviews, as well as the review by our independent registered public accountants and our other financial closing procedures. During the course of the preparation of the consolidated financial statements and related notes, additional information may cause a change in, or require material adjustments to, certain accounting estimates and other financial information, in particular, estimates and financial information related to our stock appreciation rights expense, noncontrolling interests and income tax expense (benefit), which would impact net income (loss) and Adjusted EBITDA.

	Three Months Ended January 31,				Nine Months Ended January 31,			
	2017			2016	2017			2016
	Low	High		(actual)	Low	High		(actual)
	(estimated)				(estimated)			
	(in thousands)				(in thousands)			
Net sales	$ 561,500	$ 563,500		$ 420,482	$ 1,703,000	$ 1,705,000		$1,331,000
Gross profit	181,000	191,000		134,160	552,800	562,800		418,961
Net income (loss)	7,000	9,000		(2,212)	33,400	35,400		3,624
Adjusted EBITDA(1)	38,700	42,700		25,686	134,200	138,200		94,601

	January 31,		
	2017		2016
	Low	High	(actual)
	(estimated)		
	(in thousands)		
Cash and cash equivalents	$ 10,000	$ 12,000	$ 7,383
Total debt(2)	$612,000	$612,000	$612,000

(1) Adjusted EBITDA is a non-GAAP measure. See "—Summary Financial and Other Data" for how we define and calculate Adjusted EBITDA and a description of why we believe this is important.

The following is a reconciliation of our net income (loss) to our Adjusted EBITDA for the periods presented:

	Three Months Ended January 31,			Nine Months Ended January 31,			Twelve Months Ended January 31,	
	2017		2016	2017		2016	2017(a)	
	Low	High		Low	High		Low	High
	(estimated)		(actual)	(estimated)		(actual)	(estimated)	
	(in thousands)			(in thousands)			(in thousands)	
Net income (loss)	$ 7,000	$ 9,000	$(2,212)	$ 33,400	$ 35,400	$ 3,624	$ 42,400	$ 44,400
Interest expense	7,400	7,500	9,473	22,100	22,200	27,990	31,500	31,600
Write-off of debt discount and deferred financing fees	200	200	—	7,100	7,100	—	7,100	7,100
Interest income	—	—	(247)	(100)	(100)	(685)	(300)	(300)
Income tax expense (benefit)	5,200	5,900	(819)	12,100	12,800	4,659	20,000	20,700
Depreciation expense	6,400	6,600	6,469	19,300	19,500	20,207	25,800	26,000
Amortization expense	11,800	11,900	9,540	32,000	32,100	27,129	42,400	42,500
EBITDA	38,000	41,100	22,204	125,900	129,000	82,924	168,900	172,000
Stock appreciation rights expense(b)	(800)	(300)	337	(1,000)	(500)	1,623	(600)	(100)
Redeemable noncontrolling interests(c)	150	450	167	3,000	3,300	1,172	2,600	2,900
Equity-based compensation(d)	600	600	728	2,000	2,000	2,089	2,600	2,600
Severance, other costs related to discontinued operations and closed branches and certain other costs(e)	50	50	52	300	300	1,433	(700)	(700)
Transaction costs (acquisitions and other)(f)	500	600	1,057	3,000	3,100	2,812	3,900	4,000
(Gain) loss on disposal of assets	(100)	(100)	(205)	(200)	(200)	75	(1,000)	(1,000)
Management fee to related party(g)	—	—	562	200	200	1,687	800	800
Effects of fair value adjustments to inventory(h)	200	200	786	800	800	786	1,000	1,000
Interest rate swap and cap mark-to-market(i)	100	100	—	200	200	—	300	300
Adjusted EBITDA	$38,700	$42,700	$25,688	$134,200	$138,200	$94,601	177,800	181,800
Contributions from acquisitions(j)							14,700	14,700
Adjusted EBITDA (with contributions from acquisitions)							$192,500	$196,500

(a) Represents our preliminary estimated financial data for the twelve months ended January 31, 2017, which has been calculated by adding our financial data for the year ended April 30, 2016 to our preliminary estimated financial data for the nine months ended January 31, 2017 and then subtracting our financial data for the nine months ended January 31, 2016. We have presented this financial data because we believe it provides our investors with useful information to assess our recent performance.

(b) Represents non-cash compensation expenses related to stock appreciation rights agreements. For additional details regarding stock appreciation rights, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Subsidiary Equity-Based Deferred Compensation Arrangements" included in our Annual Report on Form 10-K for the fiscal year ended April 30, 2016 and our Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2016, incorporated by reference in this prospectus.

(c) Represents non-cash compensation expense related to changes in the redemption values of noncontrolling interests. For additional details regarding redeemable noncontrolling interests of our subsidiaries, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Subsidiary Equity-Based Deferred Compensation Arrangements" included in our Annual Report on Form 10-K for the fiscal year ended April 30, 2016 and our Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2016, incorporated by reference in this prospectus.

(d) Represents non-cash equity-based compensation expense related to stock options.

(e) Represents severance expenses, other costs related to discontinued operations and closed branches and certain other costs permitted in calculations under the ABL Facility and the Term Loan Facilities.

(f) Represents one-time costs related to this offering and acquisitions (other than the Acquisition) paid to third party advisors.

(g) Represents management fees paid by us to our Sponsor. After this offering, our Sponsor will no longer receive management fees from us.

(h) Represents the non-cash cost of sales impact of purchase accounting adjustments to increase inventory to its estimated fair value, primarily related to the Acquisition.

(i) Represents the mark-to-market adjustments for certain financial instruments.

(j) Represents the impact to earnings from acquired entities from the beginning of the period presented to the date of the acquisition as described in and permitted by the ABL Facility and First Lien Facility.

(2) Includes debt and capital lease obligations, net of unamortized discount and deferred financing costs.

Recent Acquisitions

Subsequent to October 31, 2016, we acquired Interior Products Supply, or IPS, and certain Hawaii based distribution assets and the related business from Grabber Construction Products, Inc., or GHI, for an aggregate purchase price of $11.9 million. IPS distributes wallboard and related building materials from one location in Indiana. GHI distributes wallboard and related building materials from one location in Hawaii.

Risks Affecting our Business

Our business is subject to a number of risks of which you should be aware before deciding to invest in our common stock. The risks are discussed more fully in the "Risk Factors" section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

- general economic and financial conditions;

- the state of the commercial and residential construction and R&R markets;

- competitive industry pressures;

- the fluctuation in prices of the products we distribute;

- the consolidation of our industry;

- product shortages and relationships with key suppliers;

Risks Relating to this Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the public offering price.

The trading price of our common stock could be volatile, and you can lose all or part of your investment. We cannot assure you that an active public market for our common stock will be sustained. The following factors, in addition to other factors described in this "Risk Factors" section and elsewhere in this prospectus, may have a significant impact on the market price of our common stock:

- announcements of innovations or new products or services by us or our competitors;

- any adverse changes to our relationship with our customers, manufacturers or suppliers;

- variations in the costs of products that we distribute;

- any legal actions in which we may become involved;

- announcements concerning our competitors or the building supply industry in general;

- achievement of expected product sales and profitability;

- manufacture, supply or distribution shortages;

- adverse actions taken by regulatory agencies with respect to our services or the products we distribute;

- actual or anticipated fluctuations in our quarterly or annual operating results;

- changes in financial estimates or recommendations by securities analysts;

- trading volume of our common stock;

- sales of our common stock by us, our executive officers and directors or our stockholders (including certain affiliates of AEA) in the future;

- general economic and market conditions and overall fluctuations in the U.S. equity markets;

- changes in accounting principles; and

- the loss of any of our management or key personnel.

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could adversely impact our business. Any adverse determination in litigation could also subject us to significant liabilities.

Because AEA controls a significant percentage of our common stock, it may control all major corporate decisions and its interests may conflict with the interests of other holders of our common stock.

Upon completion of this offering, certain affiliates of AEA will beneficially own approximately 35.9% of the voting power of our outstanding common stock (or 34.7% if the underwriters exercise their option to purchase additional shares in full). Through this beneficial ownership and a stockholders agreement and voting proxies, which provide voting control over additional shares of our common stock, AEA will control approximately 56.2% of the voting power of our outstanding common stock (or 54.2% if the underwriters exercise their option to purchase additional shares in full). As a result of this control, AEA will be able to influence or control matters requiring approval by our stockholders and/or our board of directors, including the election of directors and the approval of business combinations or dispositions and other extraordinary transactions. AEA may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and may materially and adversely affect the market price of our common stock. In addition, AEA may in the future own businesses that directly compete with ours. See "Prospectus Summary—Our Sponsor" and "Certain Relationships and Related Party Transactions."

Sales of a substantial number of shares of our common stock in the public market by us or our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. In connection with this offering, we, our directors and executive officers and the selling stockholders, including our Sponsor, will agree with the underwriters of this offering to enter into lock-up agreements that restrict the stockholders' ability to transfer shares of our common stock, other than in connection with this offering, for 90 days from the date of this prospectus, subject to certain exceptions. In addition, our pre-IPO stockholders have agreed to not transfer their shares of our common stock, except in certain circumstances such as in connection with this offering, until the date that is one year from our IPO. After this offering, we will have 40,942,905 outstanding shares of common stock based on the number of shares outstanding as of January 31, 2017. Of these shares, all of the 8,050,000 shares sold in our IPO are, and the 6,000,000 shares to be sold in this offering will be, immediately tradable without restriction under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale." Approximately 24,300,425 shares are subject to the lock-up agreements described above and, subject to limitations, will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section entitled "Shares Eligible for Future Sale." The remaining 2,592,480 shares of common stock outstanding as of January 31, 2017, which are not subject to the lock-up agreements described above, are restricted securities within the meaning of Rule 144 under the Securities Act, but are currently eligible for resale subject to applicable limitations of Rule 144 under the Securities Act or pursuant to an exemption from registration under Rule 701 under the Securities Act, as described in the section entitled "Shares Eligible for Future Sale." In addition, shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time or, if not subject to the lock-up agreements described above, will be eligible for sale immediately following exercise of such options, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale." Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Moreover, after this offering, holders of an aggregate of 26,892,905 shares of our common stock will have rights, subject to certain conditions such as the 90-day lock-up arrangement described above, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2017, and as adjusted to reflect the sale of the shares of common stock offered in this offering for:

- each person or entity known by us to beneficially own more than 5% of our common stock;

- each of our directors and named executive officers;

- all of our directors and executive officers as a group; and

- each selling stockholder.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder listed in the table below, as the case may be. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after January 31, 2017, including any shares of our common stock subject to an option that has vested or will vest within 60 days after January 31, 2017. More than one person may be deemed to be a beneficial owner of the same securities.

The percentage of beneficial ownership is based on 40,942,905 shares of common stock outstanding as of January 31, 2017.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o GMS Inc., 100 Crescent Centre Parkway, Suite 800, Tucker, Georgia 30084.

Name of Beneficial Owner	Number of Shares Beneficially Owned Before this Offering	Percentage of Shares Beneficially Owned Before this Offering	Number of Shares to be Sold in this Offering	Number of Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering	Number of Shares to be Sold in this Offering Assuming Full Exercise of Underwriters' Option to Purchase Additional Shares	Number of Shares Beneficially Owned After this Offering Assuming Full Exercise of Underwriters' Option to Purchase Additional Shares	Percentage of Shares Beneficially Owned After this Offering Assuming Full Exercise of Underwriters' Option to Purchase Additional Shares
5% Stockholders								
AEA Investors LP and associated entities(1)(2)	17,776,488	43.4%	3,091,563	14,684,925	35.9%	3,555,298	14,221,190	34.7%
Richard A. Whitcomb(3)	2,539,500	6.2%	709,393	1,830,107	4.5%	815,802	1,723,698	4.2%
Directors and Named Executive Officers								
Richard K. Mueller(4)	2,539,500	6.2%	709,393	1,830,107	4.5%	815,802	1,723,698	4.2%
G. Michael Callahan, Jr.(5)	1,006,967	2.4%	—	1,006,967	2.4%	—	1,006,967	2.4%
H. Douglas Goforth(6)	244,630	*	—	244,630	*	—	244,630	*
Richard Alan Adams(7)	439,239	1.1%	—	439,239	1.1%	—	439,239	1.1%
Craig D. Apolinsky	4,700	*	—	—	—	—	—	—
Peter C. Browning(8)	19,046	*	—	19,046	*	—	19,046	*
Justin de La Chapelle(9)	—	—	—	—	—	—	—	—
John J. Gavin(10)	39,362	*	5,675	33,687	*	6,526	32,836	*
Theron I. Gilliam(11)	23,332	*	—	23,332	*	—	23,332	*
Brian R. Hoesterey(9)	—	—	—	—	—	—	—	—
Ronald R. Ross(12)	69,836	*	—	69,836	*	—	69,836	*
J. Louis Sharpe(9)	—	—	—	—	—	—	—	—
J. David Smith(13)	20,046	*	—	20,046	*	—	20,046	*
All executive officers and directors as a group (13 persons)	4,406,658	10.6%	715,068	3,691,590	8.9%	822,329	3,584,329	8.6%
Other Selling Stockholders								
2014 GMS LLC(14)	50,790	*	14,188	36,602	*	16,316	34,474	*
Mike C. Anderson(15)	408,251	*	96,790	311,461	*	111,308	296,943	*
ATRF (NEB) Ltd.(16)	1,523,700	3.7%	425,636	1,098,064	2.7%	489,481	1,034,219	2.5%
Bradley A. Crist(17)	304,740	*	85,127	2219,613	*	97,896	206,844	*
Associated Entities of LGT Capital Partners (Ireland) Limited(18)	1,015,800	2.4%	283,757	732,043	1.8%	326,321	689,479	1.7%
FW RMB Nansemond Investors LLC(19)	457,110	1.1%	127,691	329,419	*	146,844	310,266	*
Hughey Cowtown Ltd.(20)	206,837	*	70,939	183,011	*	81,580	172,370	*
John Hancock Life & Health Insurance Company and associated entities(21)	1,269,749	2.5%	220,825	1,048,924	2.1%	253,949	1,015,800	2.0%
John T O'Brien(22)	221,728	*	18,894	202,834	*	21,728	200,000	*
Medley Partners 2S LP— Series 2012(23)	253,950	*	70,939	183,011	*	81,580	172,370	*
James Bradley Nannen(24)	217,730	*	43,478	174,252	*	50,000	167,730	*
All other Stockholders as a group holding less 1% of outstanding shares in aggregate(25)	382,524	*	79,259	303,265	*	91,147	291,377	*

---

*   Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)   For purposes of this beneficial ownership table, we have excluded shares of common stock held of record by other parties to the stockholders' agreement or voting proxies with which AEA Investors LP and associated entities may be deemed to share beneficial ownership by virtue of voting provisions of such agreement or proxies. All of our stockholders prior to the IPO were parties to the stockholders' agreement. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

(2)   Represents shares of our common stock held of record by AEA GMS Holdings LP ("AEA GMS Holdings"), whose general partner is AEA GMS Holdings GP LLC ("AEA GMS Holdings GP"). The members of AEA GMS Holdings GP are (i) AEA Investors Participant Fund V LP, (ii) AEA Investors QP Participant Fund V LP, (iii) AEA Investors Fund V LP, (iv) AEA Investors Fund V-A LP and (v) AEA Investors Fund V-B LP (the entities named in clauses (i) through (v), collectively, the "AEA Funds"). The AEA Funds are also limited partners of AEA GMS Holdings. The general partner of each of AEA Investors Participant Fund V LP and AEA Investors QP Participant Fund V LP is AEA Investors PF V LLC, whose sole member is AEA Investors LP. The general partner of each of AEA Investors Fund V LP, AEA Investors Fund V-A LP and AEA Investors Fund V-B LP is AEA Investors Partners V LP, whose general partner is AEA Management (Cayman) Ltd. Each of AEA GMS Holdings GP, the AEA Funds, AEA Investors PF V LLC, AEA Investors Partners V LP, AEA Investors LP and AEA Management (Cayman) Ltd. may be deemed to share beneficial ownership of the shares of our common stock held of record by AEA GMS Holdings, but each disclaims beneficial ownership of such shares. John L. Garcia, the Chairman and Chief Executive Officer of AEA Investors LP and the sole stockholder and director of AEA Management (Cayman) Ltd., may also be deemed to have beneficial ownership of the shares of our common stock held of record by AEA GMS Holdings, but Mr. Garcia disclaims beneficial ownership of such shares. For a description of our relationship with AEA, our Sponsor, please see "Certain Relationships and Related Party Transactions."

The address for each of AEA GMS Holdings, AEA GMS Holdings GP, AEA Investors Participant Fund V LP, AEA Investors QP Participant Fund V LP, AEA Investors PF V LLC, AEA Investors LP and Mr. Garcia is c/o AEA Investors LP, 666 Fifth Avenue, 36th Floor, New York, NY 10103. The address for each of AEA Investors Fund V LP, AEA Investors Fund V-A LP, AEA Investors Fund V-B LP, AEA Investors Partners V LP and AEA Management (Cayman) Ltd. is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(3)   Represents shares of our common stock held of record by The Richard A. Whitcomb Revocable Trust dated May 13, 2004, as amended (the "RAW Trust"). Richard A. Whitcomb is the sole trustee and a beneficiary of the RAW Trust. In his capacity as sole trustee, Mr. Whitcomb exercises voting and dispositive power over the shares held by the RAW Trust, but disclaims beneficial ownership of such shares solely to the extent attributable to him in his capacity as trustee of the RAW Trust. Mr. Whitcomb co-founded our Company in 1971 and now consults with us as one of our employees. The address for Mr. Whitcomb is c/o Lawrence H. Freiman, Esq., Menden Freiman LLP, 5565 Glenridge Connector, NE, Suite 850, Atlanta, Georgia 30342, USA.

(4)   Represents shares of our common stock held of record by Second Bite Investments, LLC, of which Richard K. Mueller is the Chief Executive Officer. Mr. Mueller may be deemed to share beneficial ownership of the shares of our common stock held of record by Second Bite Investments, LLC, but Mr. Mueller disclaims beneficial ownership of such shares. Mr. Mueller is the Chairman of our board of directors and co-founded our Company in 1971. Mr. Mueller served as our Chief Executive Officer from 1990 until May 2015, and as our President from 1990 until 2013. The address for Mr. Mueller is 191 Peachtree St. NE, Atlanta, GA 30303.

(5)   Includes (i) 253,950 shares of common stock held by the 2009 G. Michael Callahan, Jr. Family Trust and (ii) 224,599 shares of common stock issuable upon exercise of options held by Mr. Callahan that have vested or will vest within 60 days after January 31, 2017. Mr. Callahan may be deemed to share beneficial ownership of the shares of our common stock held of record by the 2009 G. Michael Callahan, Jr. Family Trust, but Mr. Callahan disclaims beneficial ownership of such shares.

(6)   Includes 101,067 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after January 31, 2017.

(7)   Includes 185,289 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after January 31, 2017.

(8)   Includes 11,428 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after January 31, 2017.

(9)   Does not include 17,776,488 shares of our common stock held of record by AEA GMS Holdings. Mr. de La Chapelle is a principal of AEA, and Messrs. Hoesterey and Sharpe are partners of AEA. Each of Messrs. de La Chapelle, Hoesterey and Sharpe serves on our board of directors as a representative of AEA, but each disclaims beneficial ownership of the shares of our common stock held of record by AEA GMS Holdings.

The address for each of Messrs. de La Chapelle, Hoesterey and Sharpe is c/o AEA Investors LP, 666 Fifth Avenue, 36th Floor, New York, NY 10103.

(10) Includes 19,046 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after January 31, 2017. Mr. Gavin is a member of our board of directors.

(11) Includes 13,332 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after January 31, 2017.

(12) Includes 19,046 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after January 31, 2017.

(13) Includes 19,046 shares of common stock issuable upon exercise of options that have vested or will vest within 60 days after January 31, 2017.

(14) H. Hiter Harris III and Edward Valentine are Managers of 2014 GMS LLC. In such capacities, each of Messrs. Harris and Valentine may be deemed to have voting and dispositive power over the shares held by 2014 GMS. The address for each of Messrs. Harris and Valentine is 1001 Haxall Pt., 9th Floor, Richmond, VA 23219.

(15) Includes 61,762 shares of common stock issuable upon exercise of options held by Mr. Anderson that have vested or will vest within 60 days after January 31, 2017. Mr. Anderson is one of our Divisional Vice Presidents of Operations.

(16) Rakesh Saraf is a Director and the President of ATRF (NEB) Ltd. and Jan Barry Petursson, Derek Brodersen and Myles Norton are Directors of ATRF (NEB) Ltd. In such capacities, each of Messrs. Saraf, Petursson, Brodersen and Norton may be deemed to have voting and dispositive power over the shares held by ATRF (NEB) Ltd. but they each disclaim beneficial ownership of these shares. The address for each of Messrs. Saraf, Petursson, Brodersen and Norton is 11010 142 Street NW, Edmonton, AB T5N 2R1.

(17) Mr. Crist is a Vice President of Operations for our Company.

(18) Represents (i) 406,320 shares of our common stock held of record by Cengal Private Equity Investments II PLC and (ii) 609,480 shares of our common stock held of record Crown Co-Investment Opportunities plc. LGT Capital Partners (Ireland) Limited is the Alternative Investment Fund Manager of each of Cengal Private Equity Investments II PLC and Crown Co-Investment Opportunities plc. Paul Garvey, Andre Lagger, Roberto Paganoni, Desmond Tobin, Olivier De Perregaux, Hans Markvoort, Johann Peter Horst Werner von Baum, Pascal Koller and Heinz Nipp are the Directors of LGT Capital Partners (Ireland) Limited. In such capacities, LGT Capital Partners (Ireland) Limited and each of Messrs. Garvey, Lagger, Paganoni, Tobin, De Perregaux, Markvoort, Werner von Baum, Koller and Nipp may be deemed to have voting and dispositive power over the shares of our common stock held by Cengal Private Equity Investments II PLC and Crown Co-Investment Opportunities plc. Each of LGT Capital Partners (Ireland) Limited and Messrs. Messrs. Garvey, Lagger, Paganoni, Tobin, De Perregaux, Markvoort, Werner von Baum, Koller and Nipp disclaim beneficial ownership of these shares. The address for each of LGT Capital Partners (Ireland) Limited and Messrs. Garvey, Lagger, Paganoni, Tobin, De Perregaux, Markvoort, Werner von Baum, Koller and Nipp is 30 Herbert Street, Third Floor, Dublin 2, Ireland.

(19) Represents shares of our common stock held of record by FW RMB Nansemond Investors, LLC. Bryan L. Barrett and Jay H. Hebert are the Vice Presidents and Agents of FW RMB Nansemond Investors, LLC. In such capacities, each of Messrs. Barrett and Hebert may be deemed to have voting and dispositive power over the shares of our common stock held by FW RMB Nansemond Investors, LLC. Each of FW RMB Nansemond Investors, LLC and Barrett and Hebert disclaim beneficial ownership of these shares. The address for FW RMB Nansemond Investors, LLC and each of Messrs. Barrett and Hebert is 201 Main Street, Suite 2300, Fort Worth, TX 76102.

(20) Robert W. Hughey and Louise R. Hughey are the limited partners of Hughey Cowtown Ltd. and as such Mr. and Mrs. Hughey may be deemed to have voting and dispositive control over the shares held by Hughey Cowtown Ltd. Mr. Hughey is one of our Divisional Vice Presidents of Operations. The address for Mr. and Mrs. Hughey is 1410 Danbury Dr., Mansfield, TX 76063.

(21) Represents (i) 1,034,846 shares of our common stock held of record by John Hancock Life & Health Insurance Company, (ii) 184,113 shares of our common stock held of record by John Hancock Life Insurance Company of New York and (iii) 50,790 shares of our common stock held of record by John Hancock Life Insurance (U.S.A.). Stephen Blewitt is the Senior Managing Director and Vice President of each of John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York and John Hancock Life Insurance (U.S.A.) and each of Joshua Liebow, Scott Garfield, Scott McFetridge, Paul Fishbin and Brian Albert, are Managing Directors and Assistant Vice Presidents' of John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York and John Hancock Life Insurance (U.S.A.). In such capacities, each of

Messrs. Blewitt, Liebow, Garfield, McFetridge, Fishbin and Albert may be deemed to have voting and dispositive control over the shares held by each of John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York and John Hancock Life Insurance (U.S.A.). The address for each of John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York, John Hancock Life Insurance (U.S.A.) and Messrs. Blewitt, Liebow, Garfield, McFetridge, Fishbin and Albert is 197 Clarendon Street, Boston, MA 02116.

(22) Represents shares of our common stock held of record by the John T. O'Brien GMS Revocable Trust, Dated May 1, 2016 (the "JTO Trust"). John T. O'Brien is the sole trustee and a beneficiary of the JTO Trust. In his capacity as sole trustee, Mr. O'Brien exercises voting and dispositive power over the shares held by the JTO Trust, but disclaims beneficial ownership of such shares solely to the extent attributable to him in his capacity as trustee of the JTO Trust. Mr. O'Brien was a Regional Operations Manager before his retirement. The address for Mr. O'Brien is 3449 Lee Moore Rd., Maiden, NC 28650.

(23) Mark Heising, Pascal Villiger and Randal B. Whisenant are indirect Managing Directors and Peter Phillips is the indirect Principal of Medley Partners 2S LP—Series 2012. In such capacities, each of Messrs. Heising, Villiger, Whisenant and Phillips may be deemed to have voting and dispositive power over the shares held by Medley Partners 2S LP—Series 2012 and each of Messrs. Heising, Villiger, Whisenant and Phillips disclaim beneficial ownership of these shares. The address for each of Messrs. Heising, Villiger, Whisenant and Phillips is 50 California Street, Suite 3350, San Francisco, CA 94111.

(24) Includes 41,446 shares of common stock issuable upon exercise of options held by Mr. Nannen that have vested or will vest within 60 days after January 31, 2017. Mr. Nannen is one our Company's Divisional Vice Presidents of Operations.

(25) Represents shares held by all other selling stockholders not listed above who, in the aggregate, beneficially own less than 1% of our common stock outstanding prior to this offering.